October 24, 2005

Ms. Jill S. Davis
Branch Chief
United States Security and Exchange Commission
Division of Corporate Finance
Mail Stop 04-05
Washington, D.C. 20549-0405

RE:	Eden Bioscience Corporation
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 11, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005, Filed July 26, 2005
Comment Letter dated June 10, 2005
Response Letter dated June 23, 2005
Second Comment Letter dated July 26, 2005
Second Response Letter dated August 5, 2005
Third Comment Letter dated August 29, 2005
Third Response Letter dated September 15, 2005
Fourth Comment Letter dated October 18, 2005
File No. 0-31499

Dear Ms. Davis:

This letter sets forth the responses of Eden Bioscience Corporation (the “Company”) to the comments of the Securities and Exchange Commission (“Commission”) staff relating to the filings referenced above contained in your letter dated October 18, 2005 (the “Fourth Comment Letter”). The Company’s responses are set forth below and are numbered to correspond to the numbers of the Fourth Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1.	We note your response to our prior comment one and are unable to agree with your conclusions. Please provide us with an analysis which categorizes and quantifies current and long-term inventory on a reasonable and supportable basis for fiscal years 2004 and 2003. Please contact us at your earliest convenience.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2005

Company response:

The sales forecasts prepared by our technical and sales representatives were considered a reliable basis for determining the classification of inventory at the time the times inventory classification decisions were made because our sales people knew their territory, target, crops, customers, history and opportunity better than anyone in our company and they are well qualified and have years of experience in sales of agricultural chemical products in their Eden sales territories. Based on their experience, our future growth projections were considered reasonable because of the small base of target acres we were treating. We relied in good faith on the forecasts in making our decisions about inventory classification and product manufacturing to meet these forecast.

As discussed when we contacted you, we recognize that actual historical performance has been significantly below our forecasts and we believe that sufficient history is now being developed on how our technology and products will be adopted in the marketplace. In future filings we will use this historical information in combination with the forecasts to make inventory classification decisions. We will also expand our inventory disclosures regarding classification.

Revenues, page 46.

2.	We note your response to our prior comment two which did not fully address our request. In this regard, we note your indication that you have never encountered or anticipate encountering a situation requiring you to replace your product held by distributors due to shelf life expiration in contrast to our request asking whether you might be required to replace product held be distributors in the event the product’s shelf life expires because of your product warranty provisions. As previously requested, please confirm, if true, our understanding, which is based on your response, that if a distributor sells product to an end user and that product doesn’t perform due to age deterioration, the end user has no legal remedy or claim under your product warranty provisions for product replacement or reimbursement.

Company response:

In our product warranty, we warrant that "at the time of first sale" the product "under normal conditions is reasonably fit for the purposes referred to in the "Directions For Use" for the product. Accordingly, if the product does not perform due to age deterioration, the end user may have a legal remedy or claim under our product warranty provisions for product replacement or reimbursement, but only if the end user can demonstrate that the product was not reasonably fit for the purposes referred in the Directions For Use for the product at the time of "first sale." First sale in this context means sale by us, either to one of our distributors or directly to the end user. First sale does not include subsequent sale from the distributor to the end user. In this regard, we misstated in our August 5, 2005 letter that "first sale" includes sales from distributors to the end users.

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2005

Our previous response – that we have never encountered a situation, or believe a circumstance could arise, requiring us to replace product due to shelf life expiration – was based on our internal quality control procedures, which are designed to provide reasonable assurance that our product has not degraded at the time we first sell the product to our distributors or end users so as to make it unfit for its intended purpose. We now recognize that this response did not fully address your question, which focused on our legal obligation to replace or refund the product under our warranty provisions should an end user be able to demonstrate that the product – at the time of first sale – was not reasonably fit for its intended purpose due to age deterioration. As described above, if that situation were to arise, we may have an obligation to replace or refund the product. However, for the reasons described in our August 5, 2005 response to your previous comment five, we do not believe this warranty obligation impairs our ability to recognize revenue. Specifically, given our testing procedures designed to confirm the quality of our product prior to its "first sale," we believe we have the ability to make a reasonable estimate of our warranty liability.

Please contact Brad Powell at (425) 984-2120 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,

/s/ Rhett Atkins Rhett Atkins Chief Executive Officer	/s/ Bradley S. Powell Bradley S. Powell Chief Financial Officer